UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Bright Scholar Education Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

Class B Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

109199208**

(CUSIP Number)

Huiyan Yang

Telephone: +86 757 2666 2233

No.1, Country Garden Road
Beijiao Town, Shunde District

Foshan, Guangdong 528300

The People’s Republic of China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number 109199208 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEDU.” Each ADS represents four Class A Ordinary Shares of the issuer. No CUSIP number has been assigned to Ordinary Shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109199208

1	NAME OF REPORTING PERSONS Huiyan Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Ms. Huiyan Yang is the sole shareholder of SURE BRILLIANT GLOBAL LIMITED, which is the record holder of the Issuer’s 5,000,000 Class A Ordinary Shares.

(2)	The percentage of the Class A Ordinary Shares beneficially owned by Ms. Huiyan Yang is calculated on an as-converted basis based on 31,314,817 Class A ordinary shares and 87,590,000 Class B ordinary shares outstanding as of November 30, 2023, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 109199208

1	NAME OF REPORTING PERSONS SURE BRILLIANT GLOBAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 Class A Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Ms. Huiyan Yang is the sole shareholder of SURE BRILLIANT GLOBAL LIMITED, which is the record holder of the Issuer’s 5,000,000 Class A Ordinary Shares.

(2)	The percentage of the Class A Ordinary Shares beneficially owned by Sure Brilliant Global Limited is calculated on an as-converted basis based on 31,314,817 Class A ordinary shares and 87,590,000 Class B ordinary shares outstanding as of November 30, 2023, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Introduction

This amendment to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 31, 2018, as amended and supplemented by the Amendment No. 1 filed with the Commission on January 15, 2019, the Amendment No. 2 filed with the Commission on February 19, 2019, the Amendment No.3 filed with the Commission on May 2, 2022, and the Amendment No.4 filed with the Commission on January 3, 2023 (the “Original Schedule 13D,” as amended and supplemented by this Amendment No. 5, the “Schedule 13D”) by each of Ms. Huiyan Yang and Sure Brilliant Global Limited (the “Reporting Persons”) and relates to Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.00001 per share (together with the Class A Ordinary Shares, the “Shares”) of Bright Scholar Education Holdings Limited, a Cayman Islands exempted company (the “Issuer”).

Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D, as amended.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby superseded by the following:

“This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1)	Ms. Huiyan Yang, citizen of Hong Kong, with her business address at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China; and

2)	SURE BRILLIANT GLOBAL LIMITED (“Sure Brilliant”), a company incorporated and existing under the laws of the British Virgin Islands, with its registered address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands, and its principal business in investment holding.

Ms. Huiyan Yang and Sure Brilliant are collectively referred to as “Reporting Persons.”

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of the date hereof is set forth on Schedule A.

Sure Brilliant is the record holder of the Shares reported on this Schedule 13D. Ms. Huiyan Yang is the sole shareholder of Sure Brilliant.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Ms. Huiyan Yang previously reported her beneficial ownership in the Issuer’s Shares on Amendment No. 1 to Schedule 13G filed on August 24, 2018 and Schedule 13G filed on February 7, 2018.”

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

“On July 18, 2024, Ms. Huiyan Yang resigned from the investment committee of Yeung Family Trust V. As such, Ms. Huiyan Yang no longer has the power to vote or direct the voting of, and/or the power to dispose or direct the disposition of, the Shares beneficially owned by Yeung Family Trust V, and therefore, ceased to be deemed as a beneficial owner of these Shares.

Except as disclosed in the Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby superseded by the following:

“(a)	See Items 11 and 13 of the cover pages to this Schedule for the aggregate number and percentage of the Shares that are beneficially owned by the Reporting Persons as of the date hereof.

(b)	See Items 7 through 10 of the cover pages to this Schedule for the number of Shares that are beneficially owned by the Reporting Persons as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)	To the knowledge of the Reporting Persons, none of the persons named in response to Item 5(a) has effected any transactions in the Shares during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

(e)	The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares is July 18, 2024.”

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement dated July 26, 2024 by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 31, 2024

SURE BRILLIANT GLOBAL LIMITED

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director

HUIYAN YANG

By:	/s/ Huiyan Yang

SCHEDULE A

Sure Brilliant Global Limited

Director	Business Address	Present Principal Employment	Citizenship
Huiyan Yang	No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Chairman and executive director of Country Garden Holdings Company Limited; chairman and non-executive director of Country Garden Services Holdings Company Limited	Hong Kong